Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is made as of October 9, 2017 among ObsEva SA, a société anonyme organized under the laws of Switzerland (the “Company”), and the investors named on the signature pages hereto (individually, an “Investor” and collectively, the “Investors”). Certain capitalized terms used herein and not otherwise defined have the meaning given to them in Section 10(a) hereof.

W I T N E S S E T H:

WHEREAS, in connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to each Investor on the Closing Date, (i) common shares (the “Shares”) of the Company, par value CHF 1/13 per share (the “Common Shares”) and (ii) warrants (the “Warrants”), which will be immediately exercisable to purchase Common Shares (as exercised, collectively, the “Warrant Shares”); and

WHEREAS, the Investors have requested, and the Company has agreed to provide, certain rights with respect to the registration of the Shares and Warrant Shares for the Investors, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

Section 1. Re-Sale Registration Statement

(a) Promptly following the Closing Date but in any event on or prior to the Filing Deadline, the Company shall prepare and file with the SEC a registration statement under the Securities Act covering the resale of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415 or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other means of distribution of Registrable Securities as the Holders may reasonably specify, in respect of which the Company may use a Form F-3 registration statement (or any successor registration statement available for such resale that permits incorporation by reference at least to the same extent as such form) (“Form F-3”) or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities (the “Registration Statement”). The Registration Statement shall not include any Common Shares or other securities for the account of any other holder without the prior written consent of the Required Investors (as defined below), except for Common Shares the Company is required to register under its registration rights agreements in effect at the date hereof, if any. The Registration Statement shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Registration Statement) a “Plan of Distribution” section in substantially the form attached hereto as Exhibit A and a “Selling Shareholders” section in substantially the form attached hereto as Exhibit B; provided, however, that no Holder shall be named as an “underwriter” in the Registration Statement without such Holder’s prior written consent, except that a Holder may be named as a “statutory underwriter” if such Holder is, or is affiliated with, a broker dealer and states such fact in its Selling Shareholder Questionnaire.

(b) Notwithstanding the registration obligations set forth in this Section 1, but subject to the payment of liquidated damages pursuant to Section 2(k) herein, in the event the SEC requires any Investor to be named as an “underwriter,” or informs the Company that all of the Registrable Securities registered pursuant to a Registration Statement are not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 or cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its best efforts to file amendments to the Registration Statement as required by the SEC and/or (ii) withdraw the Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form F-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its best efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Manual of Publicly Available Telephone Interpretations D.29, and permitting the Holders to review and provide reasonable input on such responses to the SEC. In the event the Company amends the Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its best efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale the Cut-Back Shares (as defined below). In no event, however, shall the Company agree to name any Investor as an “underwriter” in any such amended Registration Statement or New Registration Statement. If the SEC or the application of Rule 415 sets forth a limitation on the number of Registrable Securities permitted to be registered on a Registration Statement, unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced as follows: (i) first, the Company shall reduce or eliminate any securities to be included on the Registration Statement other than the Registrable Securities; (ii) second, the Company shall reduce Registrable Securities represented by Warrant Shares (applied, in the case that some Warrant Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Warrant Shares held by such Holders); and (iii) third, the Company shall reduce Registrable Securities represented by Shares (applied, in the case that some Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders). In the event of a cutback hereunder, the Company shall give the Holder at least five Business Days prior written notice along with the calculations as to such Holder’s allotment.

(c) The Company shall use its reasonable best efforts to have the Registration Statement declared effective as soon as reasonably practicable after its filing and in any event no later than the Effectiveness Deadline (as defined below), and shall use its reasonable best efforts to keep the Registration Statement effective under the Securities Act until the date as of which there are no longer any Registrable Securities (the “Effectiveness Period”). The Company shall promptly notify the Holders of the effectiveness of the Registration Statement and shall promptly, and in no event later than the second Business Day after the Company receives notice of the effectiveness of the Registration Statement, file a final prospectus with the SEC, as required by Rule 424(b).

(d) Promptly following the date upon which the Company becomes eligible to use a registration statement on Form F-3 (the “Qualification Date”), but in no event more than thirty (30) days after the Qualification Date, the Company shall file a registration statement on Form F-3 covering the Registrable Securities , provided, that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a registration statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

(e) In the event that the Registration Statement ceases to be effective for any reason at any time (other than because all Registrable Securities registered thereunder shall have been sold pursuant thereto or shall have otherwise ceased to be Registrable Securities), the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof or file a subsequent Registration Statement covering all of the securities that, as of the date of such filing or designation, are Registrable Securities. If such a subsequent Registration Statement is filed (and is not already effective), the Company shall use its reasonable best efforts to cause the subsequent Registration Statement to become effective as promptly as practicable after such filing and to keep such subsequent Registration Statement continuously effective under the Securities Act for the Effectiveness Period.

(f) If a Registration Statement is then effective, subject to Section 3, a Holder may sell Registrable Securities available for sale by it pursuant to such Registration Statement, and the Company shall pay all Registration Expenses in connection therewith (other than discounts and commissions payable in connection with the sale of such Holder’s securities thereunder).

Section 2. Registration Procedures. In connection with any registration contemplated hereunder, the Company shall as expeditiously as possible:

(a) Use its reasonable best efforts to prepare and file with the SEC a Registration Statement on the appropriate form and use its reasonable best efforts to cause the registration to become effective as soon as reasonably practicable after its filing and in any event no later than the Effectiveness Deadline. At least five (5) Business Days before filing a Registration Statement pursuant to Section 1 hereof, the Company will furnish to each Investor, if requested, a copy of a draft of the Selling Shareholder and Plan of Distribution sections (with respect to the Plan of Distribution section, only to the extent there have been any material changes to the form thereof attached hereto as Exhibit A) for review and approval, in each case which approval shall not be unreasonably withheld or delayed, and any objections to such draft Registration Statement must be lodged within two (2) Business Days of such Investor’s receipt thereof. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached hereto as Exhibit C (a “Selling Shareholder Questionnaire”) on a date that is not less than two (2) Business Days prior to the Filing Date or by the end of the fourth (4th) Business Day following the date on which such Holder receives draft materials in accordance with this Section 2(a);

(b) Notify immediately each Holder of any stop order threatened or issued by the SEC and take all actions reasonably required to prevent the entry of a stop order or if entered to have it rescinded or otherwise removed;

(c) Use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement necessary to keep the Registration Statement effective under the Securities Act for the Effectiveness Period and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement during each period in accordance with the Holders’ intended methods of disposition as set forth in the Registration Statement;

(d) Furnish to each Holder a sufficient number of copies of the Registration Statement and such other documents as such Holder may reasonably request to facilitate the disposition of its Registrable Securities; provided, that the Company shall have no obligation to provide any document pursuant to this clause that is available on the EDGAR system;

(e) Use its reasonable best efforts to register or qualify the Registrable Securities subject to registration under securities or blue sky laws of jurisdictions in the United States of America as any Holder requests and will do any and all other acts and things that may be necessary or advisable to enable such Holder to consummate the disposition of its Registrable Securities; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(f) Use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by those governmental agencies or authorities necessary to enable each Holder to consummate the disposition of its Registrable Securities;

(g) Notify each Holder, at any time when a prospectus is required to be delivered under the Securities Act, of any event as a result of which the prospectus or any document incorporated therein by reference contains an untrue statement of a material fact or omits to state any material fact necessary to make the statements therein not misleading, and will prepare a supplement or amendment to the prospectus or any such document incorporated therein by reference so that thereafter the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(h) Use its reasonable best efforts to cause all Registrable Securities to be listed on the same securities exchange, with the same CUSIP, and with the same transfer agent, as similar securities issued by the Company are then listed;

(i) Promptly make available for inspection by the selling Holders and any attorney or accountant or other agent retained by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith. Notwithstanding the foregoing, the Company shall not disclose material nonpublic information to the Holders, or to advisors to or representatives of the Holders, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Holders, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Holder wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto; and

(j) Notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed.

(k) If (i) a Registration Statement covering all of the Registrable Securities required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the Filing Deadline (a “Filing Failure”) or (B) not declared effective by the SEC on or before the Effectiveness Deadline (an “Effectiveness Failure”); or (ii) on any day after the Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than (x) during a Suspension Period (as defined in Section 3(a)) or (y) if the Registration Statement is on Form F-1, for a period of 15 days following the date on which the Company files a post-effective amendment to incorporate the Company’s Annual Report on Form 20-F) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or failure to register a sufficient number of Common Shares) (a “Maintenance Failure”) then, in satisfaction of the damages to any Holder by reason of any such delay in or reduction of its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available to any Holder at law or in equity), the Company shall pay to each such Holder relating to such Registration Statement an amount in cash, as liquidated damages and not as a penalty, equal to one percent (1.0%) of the aggregate Purchase Price (as such term is defined in the Securities Purchase Agreement) of such Holder’s Registrable Securities included in such Registration Statement on each of the following dates: (i) the day of a Filing Failure and on every thirtieth day (pro rated for shorter periods) thereafter until the earlier of (x) the date on which such Filing Failure is cured and (y) the date on which the Registrable

Securities cease to be Registrable Securities under this Agreement; (ii) the day of an Effectiveness Failure and on every thirtieth day (pro rated for shorter periods) thereafter until the earlier of (x) the date on which such Effectiveness Failure is cured and (y) the date on which the Registrable Securities cease to be Registrable Securities under this Agreement; and (iii) the initial day of a Maintenance Failure and on every thirtieth day (pro rated for shorter periods) thereafter until the earlier of (x) the date on which such Maintenance Failure is cured and (y) the date on which the Registrable Securities cease to be Registrable Securities under this Agreement. The payments to which a Holder shall be entitled pursuant to this Section 2(k) are referred to herein as “Registration Delay Payments.” Registration Delay Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Registration Delay Payments are incurred and (II) the fifth Business Day after the event or failure giving rise to the Registration Delay Payments is cured. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of one percent (1.0%) (or such lesser maximum amount that is permitted to be paid by applicable law) of such unpaid Registration Delay Payment per month (pro rated for shorter periods) until such amounts, plus all interest thereon, are paid in full. Notwithstanding anything to the contrary herein or in the Securities Purchase Agreement, in no event shall the aggregate amount of Registration Delay Payments exceed, in the aggregate, eight percent (8.0%) of the aggregate Purchase Price. The Effectiveness Deadline for a Registration Statement shall be extended without default or Registration Delay Payments hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of a Holder to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which case the Effectiveness Deadline would be extended with respect to Registrable Securities held by such Holder).

Section 3. Suspension Period.

(a) The Company may suspend the use of a prospectus that is part of a Registration Statement for up to 30 consecutive days (or such shorter period as the Company determines in good faith is necessary under the circumstances, with extensions beyond such shorter period up to the 30-day maximum as may be required after consultation with counsel) from the date of the Suspension Notice (as defined below) in any given 12-month period, and therefore suspend sales of Registrable Securities available for sale pursuant to such Registration Statement (such period, the “Suspension Period”) by providing written notice to each Holder if the Company’s board of directors determines in its reasonable good faith judgment that such suspension is in the best interests of the Company.

(b) In the case of an event that causes the Company to suspend the use of a Registration Statement as set forth in Section 3(a) above (a “Suspension Event”), the Company shall promptly give a written notice to the Holders (a “Suspension Notice”) to suspend sales of the Registrable Securities (but shall not contain any material non-public information concerning the Company) and that such suspension shall continue only for so long as the Suspension Event is continuing. A Holder shall not effect any sales of the Registrable Securities pursuant to such Registration Statement (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). Each Holder agrees that such Holder shall treat as confidential the receipt of the Suspension Notice and shall not disclose the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement; provided, that the foregoing will not prohibit the Holder from trading in the Registrable Securities solely by virtue of having received a Suspension Notice and the information contained therein. A Holder may recommence effecting sales of the Registrable Securities pursuant to the Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders promptly following the conclusion of any Suspension Event.

Section 4. Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants (excluding discounts and commissions) and other persons retained by the Company (all such expenses being herein called “Registration Expenses”) shall be borne by the Company.

Section 5. Obligations of the Holders.

(a) From time to time, the Company may require each Holder to furnish to the Company information regarding the distribution of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities.

(b) Each Holder, by such Holder’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder.

(c) Each Holder agrees that, upon receipt of a Suspension Notice pursuant to Section 3(b), such Holder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Holder’s receipt of the End of Suspension Notice.

(d) Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

(e) Each Holder agrees that, upon receipt of any notice from the Company of any event as a result of which the prospectus or any document incorporated therein by reference contains an untrue statement of material fact or omits to state any material fact necessary to make the statements therein not misleading, such Holder will discontinue the distribution of Registrable Securities pursuant to any such prospectus until such Holder receives copies of a supplemented or amended prospectus from the Company. In addition, if the Company requests, the Holder will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in its possession, of the prospectus covering the Registrable Securities current at the time of receipt of the notice. Each Holder agrees not to use any free writing prospectus unless consented to by the Company.

Section 6. Indemnification.

(a) To the full extent permitted by law, the Company agrees to indemnify each Investor, its officers, directors, members, employees, agents, and each person who controls such Investor (within the meaning of the Securities Act and the Exchange Act) against all losses, claims, damages, liabilities, and expenses to which any of such persons may become subject under the Securities Act or the Exchange Act arising out of or resulting from any untrue or allegedly untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to the action or inaction of the Company in connection with any registration, qualification or compliance, except to the extent the untrue statement or omission resulted from information that the

Investor furnished in writing to the Company specifically stating that it is for use in the preparation thereof; or any violation or alleged violation by the Company of any of the Securities Act or the Exchange Act or any applicable state securities laws, or any rules promulgated under any such acts or laws; provided, however, that such indemnity shall in any event not exceed in the aggregate the amount of distributable reserves of the Company within the meaning of Article 675 of the Swiss Code of Obligations and that the Company shall not be liable to any Investor in any such case to the extent that such loss, claim, damage, liability or expense is related to the use by an Investor of an outdated or defective prospectus after such party has received written notice from the Company that such prospectus is outdated or defective. As to any person entitled to indemnity under this Section 6(a), such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such person.

(b) Each Investor will furnish to the Company in writing the information that the Company reasonably requests for use in connection with any Registration Statement or prospectus and each such Investor severally (not jointly) agrees to indemnify, to the fullest extent permitted by law, the Company, its directors and officers, and each person who controls the Company (within the meaning of the Securities Act and the Exchange Act) against all losses, claims, damages, liabilities and expenses to which any of such persons may become subject under the Securities Act or the Exchange Act resulting from any untrue or allegedly untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the untrue statement or omission results from a statement contained in or omitted from any information such Investor furnished in writing to the Company through an instrument duly executed by such Investor specifically stating that it is for use in the preparation of such Registration Statement, prospectus or preliminary prospectus, it being understood that Exhibit A hereto and each Selling Shareholder Questionnaire have been approved for such purpose; provided, however, that the obligations of any Investor hereunder (whether pursuant to this Section 6(b) or 6(d) below or otherwise) shall be limited to an amount equal to the net proceeds received by such Investor from the sale of securities pursuant to the applicable Registration Statement as contemplated herein. As to any person entitled to indemnity under this Section 6(b), such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such person.

(c) Any person entitled to indemnification under this Section 6 will (x) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (y) unless in the indemnifying party’s reasonable judgment a conflict of interest may exist between the indemnified and indemnifying parties with respect to the claim, permit the indemnifying party to assume the defense of the claim with counsel reasonably satisfactory to the indemnified party. If the indemnifying party does not assume the defense, the indemnifying party will not be liable for any settlement made without its consent. No indemnifying party will consent to entry of any judgment or will enter into any settlement that does not include as an unconditional term the claimant’s or plaintiffs release of the indemnified party from all liability concerning the claim or litigation. An indemnifying party who is not entitled to or elects not to assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by the indemnifying party with respect to the claim. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (x) any Investor exercising rights under this Agreement, or any controlling person of any such Investor, makes a claim for indemnification pursuant to this Section 6 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, or (y) contribution under the Securities Act may be required on the part of any such Investor or any such controlling person in circumstances for which indemnification is provided under this Section 6; then, in each such case, the Company and such Investor will contribute to the aggregate losses, claims, damages, liabilities and expenses that they may be subject to (after contribution to others) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the actions that resulted in such losses, claims, damages, liabilities and expenses, as well as any other relevant equitable considerations; provided, however, that no Investor will be required to contribute any amount, when combined with any amounts paid as indemnification pursuant to Section 6(b) hereof, in excess of the net proceeds actually received by such Investor pursuant to the Registration Statement. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact was made by, or relates to information supplied by, the indemnifying party or the indemnified party, and the indemnifying party’s or the indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in this Agreement, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d). No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

Section 7. Rule 144 And Rule 144A; Company Obligations. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and it will take such further action as any Investor reasonably may request, all to the extent required from time to time, to enable such Investor to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act as amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

Section 8. Termination. This Agreement shall terminate with respect to any Holder as of the date such Holder no longer holds Registrable Securities.

Section 9. Successor Entity. The Company shall not change its form of organization (i.e., to a corporation, partnership or other form of entity), or merge or consolidate into any other Person, unless such changed or successor entity agrees to be bound by this Agreement.

Section 10. Interpretation of this Agreement.

(a) Terms Defined. As used in this Agreement, the following terms have the respective meaning set forth below:

“Agreement” is defined in the recitals.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, on which the SEC is open and accepts filings, provided that any reference to “days” (unless Business Days are specified) shall mean calendar days.

“Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

“Common Shares” is defined in the recitals.

“Company” is defined in the recitals.

“Cut-Back Shares” shall mean any Registrable Securities that, by virtue of the SEC informing the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale in a secondary offering on a single registration statement as provided in Section 1(b), cannot be registered on the Registration Statement or the New Registration Statement.

“Effective Date” shall mean the date the Registration Statement has been declared effective by the SEC.

“Effectiveness Deadline” shall mean (i) in the event that the Registration Statement is not subject to review by the Staff, the earlier of (x) 60 days after the Closing Date, and (y) five (5) Business Days following the date on which the Staff notifies the Company that the Registration Statement is not subject to review, and (ii) in the event that the Registration Statement is subject to review by the Staff, the earlier of (x) 120 days after the Closing Date, and (y) five (5) Business Days following the date on which the Staff notifies the Company that it has no further comments on the Registration Statement.

“Effectiveness Failure” is defined in Section 2(k).

“Effectiveness Period” is defined in Section 1(c).

“End of Suspension Notice” is defined in Section 3(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Filing Deadline” shall mean the date that is 30 days after the Closing Date.

“Filing Failure” is defined in Section 2(k).

“Form F-3” is defined in Section 1(a).

“Holder” or “Holders” shall mean the holder or holders, as the case may be, from time to time, of Registrable Securities.

“Investor” is defined in the recitals.

“Maintenance Failure” is defined in Section 2(k).

“New Registration Statement” is defined in Section 1(b).

“Permitted Transferee” shall mean, in the event of a transfer or assignment of Registrable Securities by an Investor to such Permitted Transferee, (i) an affiliate, nominee, subsidiary, parent, partner, limited partner, retired partner, member, retired member, shareholder or related party of such Investor; (ii) such Investor’s family member or trust for the benefit of such Investor, where such Investor is an individual; or (iii) after such assignment or transfer, the Permitted Transferee holds all of such assignor or transferor’s shares and rights to shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations).

“Person” shall mean an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

“Public Offering” shall mean any sale or distribution to the public of Common Shares of the Company by each of the Company, any Investor, their respective designees or another holder of securities of the Company pursuant to an offering validly registered under the Securities Act.

“Purchase Price” shall have the meaning set forth in the Securities Purchase Agreement.

“register,” “registered” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the Securities Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

“Registrable Securities” shall mean (i) any Shares acquired by the Investors pursuant to the Securities Purchase Agreement, (ii) the Warrant Shares issued or issuable upon exercise of the Warrants and (iii) any other securities of the Company (or any successor or assign of the Company, whether by merger, reorganization, consolidation, sale of assets or otherwise) which may be issued or issuable with respect to, in exchange for, or in substitution of, Registrable Securities referenced in the foregoing clauses (i) and (ii) by reason of any dividend, distribution or Common Share split, combination of Common Shares, merger, consolidation, recapitalization, reclassification, reorganization, sale of assets or similar transaction; provided, that a Registrable Security shall cease to be a Registrable Security when it is (x) registered under the Securities Act and disposed of in accordance with the registration statement covering it, (y) sold under Rule 144 (or any similar provisions then in force) under the Securities Act or (z) eligible for sale by the Holder thereof without limitations as to volume or manner of sale pursuant to Rule 144.

“Registration Delay Payments” is defined in Section 2(k).

“Registration Expenses” is defined in Section 4.

“Registration Statement” is defined in Section 1(a), and includes the prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Required Investors” shall mean, at any time of determination, Holders holding a majority of the Registrable Securities under this Agreement.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act or any successor rule that may be promulgated by the SEC.

“Rule 415” shall mean Rule 415 promulgated under the Securities Act or any successor rule providing for offering securities on a continuous or delayed basis.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Guidance” shall mean (i) any publicly-available written or oral guidance, comments, requirements or requests of the Staff and (ii) the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Purchase Agreement” is defined in the recitals.

“Selling Shareholder Questionnaire” is defined in Section 2(a).

“Shares” is defined in the recitals.

“Staff” shall mean the Staff of the Division of Corporation Finance of the SEC.

“Suspension Event” is defined in Section 3(b).

“Suspension Notice” is defined in Section 3(b).

“Suspension Period” is defined in Section 3(a).

“Transaction Documents” is defined in Section 3(c) of the Securities Purchase Agreement.

(b) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAWS OR PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. WITH RESPECT TO ANY LAWSUIT OR PROCEEDING ARISING OUT OF OR BROUGHT WITH RESPECT TO THIS AGREEMENT, OR ANY TRANSACTION CONTEMPLATED HEREBY, EACH OF THE PARTIES HERETO IRREVOCABLY (a) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK; (b) WAIVES ANY OBJECTION IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING BROUGHT IN ANY SUCH COURT; (c) WAIVES ANY CLAIM THAT SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; AND (d) FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDINGS, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PART.

(c) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

Section 11. Miscellaneous.

(a) Notices.

(i) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) when sent, if sent by email (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

E-mail: ernest.loumaye@obseva.ch

Attention: CEO

If to an Investor, to its physical and email address set forth on Exhibit D attached hereto, with copies to such Investor’s representatives as set forth on Exhibit D, or to such other physical or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s email containing the time, date, recipient email address of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(b) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, consents, waivers and modifications which may hereafter be executed, documents received by each Investor pursuant hereto and financial statements, certificates and other information previously or hereafter furnished to each Investor, may be reproduced by each Investor by a photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and each Investor may destroy any original document so reproduced. All parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by each Investor in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

(c) Successors and Assigns. The Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. An Investor may assign its rights and obligations hereunder to any transferee or assignee of its Registrable Securities who is a Permitted Transferee, provided that the Company is, within a reasonable time after such assignment or transfer, furnished with written notice of the name and address of such Permitted Transferee and the Registrable Securities with respect to which such rights and obligations are being assigned, and, provided further, that such Permitted Transferee agrees in writing to be bound by all of the provisions contained herein. Any such transfer to a Permitted Transferee must be in compliance with the Securities Act and any other applicable securities or “blue sky laws.” By delivering a written agreement to be bound by all of the provisions contained herein, such Permitted Transferees shall be deemed to be a party hereto.

(d) Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understanding of the parties hereto relating to the subject matter hereof and supersede all prior understandings among such parties. The Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and the Required Investors. No waiver of the provisions of the Agreement will be effective unless explicitly set forth in writing and executed by the Company or the Required Investors, as applicable. Except as provided in the preceding sentence, no action taken pursuant to the Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Holder without the written consent of such Holder, unless such amendment, termination, or waiver applies to all Holders in the same fashion. The waiver by any party hereto of a breach of any provision of the Agreement will not operate or be construed as a waiver of any subsequent breach. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder or some Holders and that does not directly or indirectly affect the rights of other Holders may be given only by such Holder or Holders of all of the Registrable Securities to which such waiver or consent relates, and any Holder may give a waiver as to itself.

(e) Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Agreement which shall remain in full force and effect.

(f) Third Parties. Except as otherwise set forth herein, the Agreement does not create any rights, claims or benefits inuring to any person that is not a party thereto nor create or establish any third party beneficiary thereto.

(g) Specific Performance. Without limiting or waiving in any respect any rights or remedies of the parties hereto under the Agreement, each of the parties will be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of the Agreement. The Company and the Investors hereby declare that it is impossible to measure in money the damages which will accrue to the parties hereto by reason of the failure of any party to perform any of its obligations under this Agreement. If any party hereto shall institute any action or proceeding to enforce the provisions hereof, each of the Company and the Investors hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law.

(h) Counterparts. This Agreement may be executed in one or more counterparts (including PDF, facsimile, DocuSign, and other electronic counterparts), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

(i) Confidentiality. Each Holder agrees that any notice received pursuant to this Agreement, including but not limited to any Suspension Notice or other similar notice regarding the Company’s securities or request for a waiver or amendment of this Agreement, is confidential information and that any trading in securities of the Company following receipt of such information may only be done in compliance with all applicable securities laws.

(j) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[The remainder of this page is left intentionally blank]

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

COMPANY:

OBSEVA SA

By:	/s/ Ernest Loumaye
Name:	Ernest Loumaye
Title:	Chief Executive Officer

By:	/s/ Timothy Adams
Name:	Timothy Adams
Title:	Chief Financial Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

New Enterprise Associates 15, L.P.

By:	/s/ Louis S. Citron
Name:	Louis S. Citron
Title:	Chief Legal Officer

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

Sofinnova Venture Partners VIII, L.P.

By:	Sofinnova Management VIII, L.L.C.
its General Partner

By:	/s/ James I. Healy
James I. Healy, Managing Member

[Signature Page to Registration Rights Agreement]

INVESTORS:

AISLING CAPITAL IV, LP

By:	/s/ Robert Wenzel
Name:	Robert Wenzel
Title:	Chief Financial Officer

Aisling Capital IV, L.P. 888 Seventh Avenue, 12th Floor
New York, NY 10106
Attn: Drew Schiff
Fax: 212 651 6379 and

Aisling Capital IV, L.P. 888 Seventh Avenue, 12th Floor
New York, NY 10106
Attn: Chief Financial Officer
Fax: 212 651 6379

With a required copy to:

McDermott Will & Emery LLP 340 Madison Avenue
New York, NY 10173-1922
Attn: Todd Finger
Fax: 212 547 5444

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

Omega Fund V, LP
By: Omega Fund V GP, L.P., it General Partner
By: Omega Fund V GP Manager, Ltd., it General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

First Health, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Vice President

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

First Health Associates, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Vice President

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

First Health Limited

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Director

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

First Biomed, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Managing Member

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

First BioMed Portfolio, L.P.

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Managing Member

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

Ghost Tree Capital, LLC, authorized signatory with full trading authority on behalf of its clients below:

Ghost Tree Master Fund, LP

Blue Rock Liquid Alpha Fund, LP

NR1 Segregated Portfolio, North Rock, SPC

NR2 Segregated Portfolio, North Rock, SPC

Schonfeld Fundamental Equity Fund LLC

Whitney Capital Series Fund LLC

By:	/s/ David Kim
Name:	David Kim
Title:	Authorized Signatory

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

NEW LEAF BIOPHARMA OPPORTUNITIES I, L.P.

By:	New Leaf BPO Associates I, L.P.
Its:	General Partner

By:	New Leaf Venture Management I, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Name: Craig L. Slutzkin
Title: Chief Financial Officer

7 Times Square

Suite 3502

New York, NY 10036

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

VENROCK HEALTHCARE CAPITAL PARTNERS II, L.P.
By:	VHCP Management II, LLC
Its:	General Partner

VHCP CO-INVESTMENT HOLDINGS II, LLC
By:	VHCP Management II, LLC
Its:	Manager

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

Sphera Global Healthcare Master Fund

By:	/s/ Israel Mor
Name:	Israel Mor
Title:

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

HFR HE Sphera Global Healthcare Master Fund

By:	/s/ Israel Mor
Name:	Israel Mor
Title:

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

DAFNA Lifescience Select LP

By:	/s/ Fariba Ghodsian
Name:	Fariba Ghodsian
Title:	C.I.O.

IN WITNESS WHEREOF, this Registration Rights Agreement has been executed by the parties as of the date first written above.

INVESTORS:

DAFNA Lifescience Select LP

By:	/s/ Fariba Ghodsian
Name:	Fariba Ghodsian
Title:	C.I.O.

EXHIBIT A

PLAN OF DISTRIBUTION

We are registering the common shares previously issued to permit the resale of these common shares by the holders of the common shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common shares. We will bear all fees and expenses incident to our obligation to register the common shares, except that, if the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The selling shareholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 of the Securities Act;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver our common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge our common shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or other applicable provisions of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of our common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of our common shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to our common shares. All of the foregoing may affect the marketability of our common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of our common shares pursuant to the registration statement of which this prospectus forms a part, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates.

EXHIBIT B

SELLING SHAREHOLDERS

On [•], 2017, pursuant to a securities purchase agreement with certain accredited investors dated October [•], 2017, we sold in a private placement [•] common shares at a price per share of $[•]. The table below sets forth, to our knowledge, information about the selling shareholders as of [•], 2017.

We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders might not sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part. Because the selling shareholders may offer all or some of the shares pursuant to the registration statement of which this prospectus forms a part and because there are currently no agreements or understandings with respect to the sale of any shares, we cannot estimate the number of shares that will be held by the selling shareholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common shares. The number of common shares beneficially owned prior to the offering for each selling shareholder includes (i) all of our common shares held by such selling shareholder prior to the private placement plus (ii) all of our common shares purchased by such selling shareholder pursuant to the private placement and being offered pursuant to the prospectus. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

Throughout this prospectus, when we refer to the common shares being offered by this prospectus on behalf of the selling shareholders, we are referring to the common shares sold in the private placement, unless otherwise indicated.

The selling shareholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common shares since the date on which the information in the table below is presented. Information about the selling shareholders may change over time.

	Prior to Offering(1)			After Offering(1)
Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

*	Represents beneficial ownership of less than 1%.
(1)	This table is based upon information supplied by the selling shareholders, which information may not be accurate as of the date hereof. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling shareholders named in the table above have sole voting and investment power with respect to all common shares that they beneficially own, subject to applicable community property laws. Applicable percentages are based on [●] shares outstanding on [●], 2017, adjusted as required by rules promulgated by the SEC.

EXHIBIT C

SELLING SHAREHOLDER QUESTIONNAIRE

In connection with the preparation of the resale Registration Statement on Form F-1, please provide us with the following information regarding the Investor.

Please complete, sign, date and return one copy of this Questionnaire to Esther Cho of Cooley LLP, the Company’s legal counsel, via email (echo@cooley.com).

A.	GENERAL INFORMATION

1. Please state your organization’s name exactly as it should appear in the Registration Statement and your organization’s contact information:

Name:

Address:

Phone:

Email:

2. Have you or your organization had any position, office or other material relationship within the past three years with ObsEva SA (the “Company”) or its affiliates?

☐    Yes   ☐    No

If yes, please indicate the nature of any such relationships below:

B.	SECURITIES HOLDINGS

Please fill in all blanks in the following questions related to your beneficial ownership of the Company’s capital stock. Generally, the term “beneficial ownership” refers to any direct or indirect interest in the securities which entitles you to any of the rights or benefits of ownership, even though you may not be the holder of record of the securities. For example, securities held in “street name” over which you exercise voting or investment power would be considered beneficially owned by you. Another example of indirect ownership include ownership by a partnership in which you are a partner.

PLEASE NOTE: IF YOU HAVE ANY REASON TO BELIEVE THAT ANY INTEREST IN SECURITIES OF THE COMPANY WHICH YOU MAY HAVE, HOWEVER REMOTE, IS A BENEFICIAL INTEREST, PLEASE DESCRIBE SUCH INTEREST. FOR PURPOSES OF RESPONDING TO THIS QUESTIONNAIRE, IT IS PREFERABLE TO ERR ON THE SIDE OF INCLUSION RATHER THAN EXCLUSION. WHERE THE SEC’S INTERPRETATION OF BENEFICIAL OWNERSHIP WOULD REQUIRE DISCLOSURE OF YOUR INTEREST OR POSSIBLE INTEREST IN CERTAIN SECURITIES OF THE COMPANY, AND YOU BELIEVE THAT YOU DO NOT ACTUALLY POSSESS THE ATTRIBUTES OF BENEFICIAL OWNERSHIP, AN APPROPRIATE RESPONSE IS TO DISCLOSE THE INTEREST AND AT THE SAME TIME DISCLAIM BENEFICIAL OWNERSHIP OF THE SECURITIES (SPACE IF PROVED TO DISCLAIM BENEFICIAL OWNERSHIP AT THE END OF 3 BELOW).

1. As of OCTOBER     , 2017, the undersigned owned outright (including shares registered in the undersigned’s name individually or jointly with others, shares held in the name of a bank, broker, nominee, depository or in “street name” for my account), the following number of shares of the Company’s capital stock (none indicated by “0”):                             .

2. In addition to the number of shares the undersigned owns outright as indicated by the undersigned’s answer to question B(1), as of OCTOBER     , 2017, the undersigned had or shared voting power or investment power, directly or indirectly, through a contract, arrangement, understanding, relationship or otherwise (e.g., shares held in a trust for which you are a trustee, shares subject to a written voting or investment arrangement, shares held by a corporate benefit plan over which you exercise control), over the following number of shares of the Company’s capital stock (none indicated by “0”):                             .

If the answer to this question B(2) was not “0,” please provide the following information:

(i)	Number of shares with sole voting power:

(ii)	Number of shares with shared voting power, with whom shared, and the nature of the relationship and any underlying voting trust agreement (including the duration of the agreement, the names and addresses of the voting trustees and a brief description of the voting rights and other powers of such trustees), investment arrangement or the like:

SHARED VOTING POWER
Title of Class	Number of Shares	With Whom Shared	Nature of Relationship

(i)	Number of shares with sole investment power:

(ii)	Number of shares with shared investment power, with whom that power is shared; and the nature of the relationship and any underlying voting trust agreement, investment arrangement or the like:

SHARED INVESTMENT POWER
Title of Class	Number of Shares	With Whom Shared	Nature of Relationship

If you wish to disclaim beneficial ownership of any of the shares described in question B.2 above for purposes other than for use in the Registration Statement, please indicate the number and class of shares being disclaimed and the reason therefore:

3. As of DECEMBER     , 2017, the undersigned has the right to acquire _0_ shares of the Company’s Common Stock pursuant to outstanding stock options issued under the Company’s stock option plans and _0_ shares of capital stock pursuant to the exercise of outstanding warrants.

(i) Correct	☐

(ii) Not correct	☐	Describe:

4. In addition to the number of shares described in my answer to question B.3 above, as of DECEMBER     , 2017, the undersigned will have the right to acquire indirectly, or to acquire “voting power” and/or “investment power” with respect to, _0_ shares of the Company’s Common Stock, including, but not limited to, any right to acquire shares (1) upon the exercise of any option, warrant, stock appreciation right or other exercisable stock right (excluding shares described in B.3 above); (2) in settlement of any stock unit award, stock bonus award or other equity award; (3) upon conversion of a security; (4) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (5) pursuant to the automatic termination of a trust, discretionary account or similar arrangement (none, indicated by “0” above).

(i) Correct	☐

(ii) Not correct	☐	Describe:

5. Please identify the natural person or persons who have voting and/or investment control over the Company’s securities that you own, and state whether such person(s) disclaims beneficial ownership of the securities. For example, if you are a general partnership, please identify the general partners in the partnership.

The answers to the foregoing questions are correctly stated to the best of my information and belief. I shall advise Esther Cho at echo@cooley.com of Cooley LLP, the Company’s outside counsel, promptly of any changes in the foregoing information prior to the effectiveness of the Registration Statement.

(Print name of Purchaser)

(Signature)

By:
(Name and title of signatory, if Purchaser is an entity)

(Date)

EXHIBIT D

SCHEDULE OF INVESTORS

Investor
New Enterprise Associates 15, L.P.
Sofinnova Venture Partners VIII, L.P.
Aisling Capital IV, LP
Omega Fund V, LP
First Health, L.P.
First Health Associates, L.P.
First Health Limited
First Biomed, L.P.
First BioMed Portfolio, L.P.
Ghost Tree Master Fund, LP
Blue Rock Liquid Alpha Fund, LP
NR1 Segregated Portfolio, North Rock, SPC
NR2 Segregated Portfolio, North Rock, SPC
Schonfeld Fundamental Equity Fund LLC
Whitney Capital Series Fund LLC
New Leaf Biopharma Opportunities I, L.P.
Venrock Healthcare Capital Partners II, L.P.
VHCP Co-Investment Holdings II, LLC
Sphera Global Healthcare Master Fund
HFR HE Sphera Global Healthcare Master Fund
DAFNA Lifescience Select LP
DAFNA Lifescience LP